SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                               Color Imaging, Inc.
                         -----------------------------
                                (Name of Issuer)

                            $0.01 par value per share
                         -----------------------------
                         (Title of Class of Securities)

                                   196245 10 4
                         -----------------------------
                                 (CUSIP Number)

                             Anthony L. Duncan, Esq.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                                  404-873-8500
                         -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 6, 2003
                         -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 196245 10 4

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Chi Fu Investment Co. Ltd
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------

5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Taiwan, R.O.C.
--------------------------------------------------------------------------------
7    Sole Voting Power

     4,500,000
--------------------------------------------------------------------------------
8    Shared Voting Power

     0
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     4,500,000
--------------------------------------------------------------------------------
10   Shared Dispositive Power

     0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,500,000
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     34.78 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
================================================================================

CUSIP No. 196245 10 4

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Jui-Hung Wang
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Taiwan, R.O.C.
--------------------------------------------------------------------------------
7    Sole Voting Power

     704,178
--------------------------------------------------------------------------------
8    Shared Voting Power

     4,500,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     704,178
--------------------------------------------------------------------------------
10   Shared Dispositive Power

     4,500,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,204,178*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     40.22 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
================================================================================

* Includes 5,000 shares subject to options that are currently exercisable. Mr. Jui-Hung Wang's ownership is indirect as a 34.63% owner of General Plastic Industrial Co., Ltd which owns 100% of Chi Fu Investment Co. Ltd., the record owner of the shares. Mr. Jui-Hung Wang disclaims beneficial ownership of 19.85% of such shares of common stock beneficially owned by Mr. Jui-Chi Wang.

CUSIP No. 196245 10 4

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Jui-Chi Wang
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Taiwan, R.O.C.
--------------------------------------------------------------------------------
7    Sole Voting Power

     689,450
--------------------------------------------------------------------------------
8    Shared Voting Power

     4,500,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     689,450
--------------------------------------------------------------------------------

10   Shared Dispositive Power

     4,500,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,189,450*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     40.11* percent
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
================================================================================

* Includes 10,000 shares subject to options that are currently exercisable. Mr. Jui-Chi Wang's ownership is indirect as a 19.85% owner of General Plastic Industrial Co., Ltd which owns 100% of Chi Fu Investment Co. Ltd, the record owner of the shares. Mr. Jui-Chi Wang disclaims beneficial ownership of 34.63% of such shares of common stock beneficially owned by Mr. Jui-Hung Wang.

CUSIP No. 196245 10 4

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value, per share, of Color Imaging, Inc., a Delaware corporation ("Color Imaging"). The principal executive office of Color Imaging is located at:

          4350 Peachtree Industrial Boulevard
          Suite 100
          Norcross, Georgia  30071

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  This Schedule 13D is filed by:

               Chi Fu Investment Co. Ltd, a Taiwanese Company ("CFI") Jui-Hung Wang
               Jui-Chi Wang

               CFI's principal business is an investment company. Jui-Hung Wang and Jui-Chi Wang are 34.63% and 19.85% beneficial shareholders, respectfully, in General Plastic Industrial Co., Ltd. ("GPI") which owns 100% of CFI.

          (b) The address of the principal business and principal office of CFI is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C.

          (c) Jui-Hung Wang is Chairman of the Board of Color Imaging, Inc. and Chairman of the Board of Directors of CFI and GPI. The address of Jui-Hung Wang is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C.

               Jui-Chi Wang is a director of Color Imaging and President of GPI. The address of Jui-Chi Wang is 50, Tzu-Chiang Rd., Wu-chi Town, Taichung County, Taiwan, R.O.C.

          (d) During the past five years, none of CFI, or, to the best of their knowledge, any person set forth in Item 2(a) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of CFI, or, to the best of their knowledge, any person set forth in Item 2(a) above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Each individual set forth in Item 2(a) above is a citizen of the Taiwan, R.O.C.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 6, 2003, CFI acquired 4,500,000 shares of common stock of Color Imaging for $1.35 per share pursuant to a prospectus dated January 23, 2003. The purchase price for the shares of Color Imaging common stock was $6,075,000 million, the source of which was working capital of CFI. A copy of the prospectus is incorporated herein by reference to Exhibit 99.1.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction is solely for investment purposes.

         (a)-(j)  None.

CUSIP No. 196245 10 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b)  See Items 7-13 of the cover pages.

         (c) See Item 3. No other transactions in Color Imaging securities have been effected by CFI or an individual named in Item 2 above within the last sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of Color Imaging.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     99.1 Color Imaging prospectus dated January 23, 2003 (incorporated herein by reference to the Color Imaging Prospectus filed January 24, 2003 with the Securities and Exchange Commission).

CUSIP No. 196245 10 4
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 2003

                           CHI FU INVESTMENT CO. LTD.



                           /s/      Jui-Hung Wang
                           --------------------------------------------
                           By:      Jui Hung Wang
                           Its:     Chairman



                           /s/      Jui-Hung Wang
                           --------------------------------------------
                           Jui-Hung Wang



                           /s/      Jui-Chi Wang
                           --------------------------------------------
                           Jui-Chi Wang

CUSIP No. 196245 10 4

                             JOINT FILING AGREEMENT


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  March 6, 2003

                           CHI FU INVESTMENT CO. LTD.



                           /s/      Jui-Hung Wang
                           --------------------------------------------
                           By:      Jui Hung Wang
                           Its:     Chairman



                           /s/      Jui-Hung Wang
                           --------------------------------------------
                           Jui-Hung Wang



                           /s/      Jui-Chi Wang
                           --------------------------------------------
                           Jui-Chi Wang



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